United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale informs on slope of the Gongo Soco mine

Rio de Janeiro, March 9th, 2020 – Vale S.A. (“Vale”) informs that its teams continue to monitor and report to authorities the movements in the primary and secondary portions of the northern slope of the Gongo Soco mine pit, in Barão de Cocais (MG), paralyzed since 2016. The northern slope continues to slide into the structure, a process that has been taking place gradually since last year, as reported to the market on May 16th, 2019.

Vale continues to evaluate the likelihood and the extent of impacts in the event of new detachments, as well as impacts of any vibration on the Sul Superior dam, located approximately 1.5 km from the slope area. The pit and the dam are remotely monitored 24 hours a day, using radar and a robotic station capable of detecting millimetric movements, as well as by drone surveillance and by the Geotechnical Monitoring Centre.

The Sul Superior dam has been at emergency level 3 since March 22nd, 2019, while the Self-Rescue Zone (ZAS) had already been preventively evacuated on February 8th, 2019. Since then, preventive measures have been taken, including emergency drills with residents of the Secondary Safety Zone (ZSS).

Vale has completed the construction of the tailings containment structure located 6 km from the Sul Superior dam; the containment effectiveness is still pending verification by authorities. The structure project followed international technical criteria and aims to retain 100% of the volumes contained by the Sul Superior and Sul Inferior dams in an extreme hypothetical scenario of rupture, preventing the tailings from reaching the Secondary Safety Zone of the municipalities of Barão de Cocais, Santa Bárbara and São Gonçalo do Rio Abaixo (MG).

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 09, 2020		Director of Investor Relations